SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓            Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                         No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding operational statistics for the first half of 2018 China Petroleum & Chemical Corporation (the “Registrant”); and
2.          An announcement regarding estimated increase in profit for the first half of 2018 of the Registrant;

Each made by the Registrant on July 24, 2018.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Operational Statistics for the First Half of 2018

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Sinopec Corp.”) in connection with certain matters relating to the operational statistics for the first half of 2018 of the Company.

The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Production	Unit	1H 2018	1H 2017	Change %
Oil and gas	mmboe	223.17	221.38	0.81
Crude Oil	mmbbls	143.76	145.98	(1.52)
China	mmbbls	123.68	123.16	0.42
Overseas	mmbbls	20.08	22.82	(12.01)
Natural Gas(Note 1)	bcf	476.20	452.12	5.33

Refinery Throughput(Note 2)	Million tonnes	120.72	117.79	2.49
Gasoline	Million tonnes	30.04	28.41	5.74
Diesel	Million tonnes	32.09	32.67	(1.78)
Kerosene incl. Jet Fuel	Million tonnes	14.25	13.03	9.36
Light Chemical Feedstock	Million tonnes	19.34	18.94	2.11

Ethylene	'000 tonnes	5,786	5,609	3.16
Synthetic Resins	'000 tonnes	8,068	7,802	3.41
Synthetic Fibers	'000 tonnes	603	616	(2.11)
Synthetic Rubbers	'000 tonnes	405	412	(1.70)

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	88.45	87.22	1.41
Retail	Million tonnes	59.28	58.68	1.02
Direct sales & Distribution	Million tonnes	29.16	28.54	2.17

Important Notice: The production data for the first half of 2018 as listed in the above table are based on our current statistical survey. Sinopec Corp. will release its final production data in its interim report, which may be different from, and in such cases shall prevail, the above.

Note 1: 1 cubic meter = 35.31 cubic feet
Note 2: 1 tonne of refinery throughput = 7.35 barrels
Note 3: The above table includes 100% of the production from domestic JVs

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
24 July 2018

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng* , Ma Yongsheng# , Ling Yiqun# , Liu Zhongyun# , Li Yong* , Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Estimated Increase in Profit for the first half of 2018

This announcement is made pursuant to the Inside Information Provision under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

1.	The Estimated results for the six months ended 30 June 2018

(1)	The period of estimated results
From 1 January 2018 to 30 June 2018.

(2)	The estimated results
According to the preliminary calculation of the Financial Department of China Petroleum & Chemical Corporation (the “Company”), the net profit attributable to the equity shareholders of the Company for the six months ended 30 June 2018 under the PRC Accounting Standards for Business Enterprises ("ASBE") represented a significant increase of around 50% as compared with that for the corresponding period of previous year.

(3)	The above estimated results are not audited by the auditors.

2.	Results for the corresponding period of previous year under ASBE

(1)	Net profit attributable to equity shareholders of the Company: RMB27,092 million.
(2)	Basic earnings per share: RMB0.224

3.	Reasons for the estimated increase in profit for the period

In the first half of 2018, with the international oil price increased as compared with the corresponding period of pervious year, the upstream business of the Company improved significantly. Meanwhile, the midstream and downstream business of the Company seized the market opportunity and strengthened structural adjustment and optimisation. The profitability of the Company has showed a year-on year improvement.

4.	Other information

The above estimated data is only a preliminary calculation. Final financial information in the interim report of the Company for the six months ended 30 June 2018 to be formally published by the Company shall prevail. Investors of the Company are advised to exercise caution when dealing in securities of the Company.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
24 July 2018

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng* , Ma Yongsheng# , Ling Yiqun# , Liu Zhongyun# , Li Yong* , Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 25, 2018